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                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                            SCHEDULE 13G


               Under the Securities Exchange Act of 1934

                        (Amendment No. One      )*

                      American Vanguard Corporation
--------------------------------------------------------------------------------
                            (Name of Issuer)

                 Common Stock, $0.10 Par Value Per Share
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                     (Title of Class of Securities)

                                030371108
                          ---------------------
                             (CUSIP Number)

                             December 31, 1998
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                               Page 1 of 4 pages
SEC 1745 (3-98)


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CUSIP No. 030371108
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 1. Names of Reporting Persons.                  Goldsmith & Harris Incorporated
    I.R.S. Identification Nos. of above
    persons (entities only).                     13-3741461

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 2. Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
        ------------------------------------------------------------------------

    (b)  X
        ------------------------------------------------------------------------
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 3. SEC Use only
                ----------------------------------------------------------------
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 4. Citizenship or Place of Organization   New York
                                           -------------------------------------
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Number of           5. Sole Voting Power   Goldsmith & Harris Incorporated
Shares                                     -------------------------------------
Beneficially by     6. Shared Voting Power
Owned by Each                              -------------------------------------
Reporting           7. Sole Dispositive Power   Goldsmith & Harris Incorporated
Person With:                                    --------------------------------
                    8. Shared Dispositive Power
                                                --------------------------------
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 9. Aggregate Amount Beneficially Owned by Each Reporting Person 193,764
                                                                ----------------

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) ---------------------------------------------------------

11. Percent of Class Represented by Amount in Row (11)             7.7%
                                                       ------------     --------

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12. Type of Reporting Person (See Instructions)
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    BD
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                                Page 2 of 4 pages

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                                                               Page 3 of 4 Pages


                                  SCHEDULE 13G


Item 1.

      (a) The name of the issuer is American Vanguard Corporation
(the "Corporation").

      (b) The Corporation's executive office is located at 4100 East Washington Boulevard, Los Angeles, California 90023.


Item 2.

      (a) The person filing this statement is Goldsmith & Harris Incorporated ("G&H").

      (b) G&H is located at 80 Pine Street, New York, NY 10005.

      (c) G&H was organized under the laws of New York.

      (d) The security is common stock, $.10 par value per share.

      (e) The CUSIP Number of the security is 030371108.

Item 3.

      (a) G&H is a broker-dealer (File No. 8-30122) registered under Section 15 of the Securities Exchange Act of 1934.

Item 4.

      (a) G&H is the beneficial owner of 193,764 shares of the security by vertue of its investment discretion over accounts of its customers that hold the shares. Included in this total are 44,360 shares owned by Jay R. Harris and members of his family. Mr. Harris is a control person of G&H.

      (b) The amount of shares of the security beneficially owned by G&H is 7.7% of the total outstanding shares of the security.

      (c)(i) G&H has the sole power to vote or to direct the vote of 193,764 shares of the security.

         (iii) G&H has the sole power to dispose or to direct the disposition of 193,764 shares of the security.

Item 5.

     Not applicable


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                                                               Page 4 of 4 Pages


Item 6.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the securities.

Item 7.

      Not applicable.

Item 8.

      Not applicable.

Item 9.

      Not applicable.

Item 10.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 1999                                Goldsmith & Harris Incorporated
-----------------
Date

                                                 By PHILIP W. GOLDSMITH
                                                    --------------------
                                                    Philip W. Goldsmith
                                                    Chairman